FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline UK and US Performance Share Plans notified the Company and the under-mentioned persons on 17 April 2013 of the following increases in their notional interests in Ordinary Shares at a price of 1565.50 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $48.52 per ADS following the notional re-investment of the dividend paid to shareholders on 11 April 2013.

	Ordinary Shares	ADSs
Sir Andrew Witty	14,975.978
Dr M M Slaoui		4,845.673
Mr S Dingemans	5,490.762
Mr S M Bicknell	1,624.186
Mr R G Connor	325.598
Mrs D P Connelly		2,058.731
Mr S A Hussain	4,136.092
Mr W C Louv		1,408.343
Mr D S Redfern	2,276.538
Ms C Thomas	3,143.972
Mr P C Thomson	800.315
Mr D E Troy		2,603.915
Dr P J T Vallance	4,589.736
Ms E Walmsley	2,596.317
Mr C Weber	488.564
Mrs V A Whyte	353.160

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

17 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 17, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc